UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 November 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom share buyback passes NZ$200 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 November 2012	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

MEDIA RELEASE 21 November 2012

Telecom share buyback passes NZ$200 million

Telecom announced today that share purchases via its on-market buyback programme have passed the NZ$200 million mark.

The average price paid since recommencing the buyback in August 2012 is $2.35. The total number of ordinary shares acquired under the buyback is approximately 83 million, with an overall average price of $2.44.

Telecom announced in February 2012 it would undertake an on-market share buyback of up to NZ$300 million during the 2012 calendar year, to reset Telecom’s capital structure and return surplus capital to shareholders.

ENDS

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor queries, please contact:

Mark Laing

GM Capital Markets & Investor Relations

Telecom New Zealand

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand